20013125

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tellson Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109800 MacArthur Blvd. Suite 650
(No. and Street)

IRVINE (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Boyd-Jones 949-220-6550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd Suite 120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

SEC Mail Processing

MAR 06 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Boyd-Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tellson Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SEE ATTACHED JURAT

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange } s.s.

Subscribed and sworn to (or affirmed) before me on this 29 day of February (Month),

20 20, by Andrew Boyd-Jones (Name of Signer (1)) and

____________________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

K. Pierce Notary Public

For other required information (Notary Name, Commission No. etc.)

K. PIERCE
COMM...2287155
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. May 2, 2023
BCT3

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing _____ pages, and dated __________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: __________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

TELLSON SECURITIES, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDING ON DECEMBER 31, 2019

TELLSON SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stochholders' and Board of Directors of Tellson Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Tellson Securities, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Tellson Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tellson Securities, Inc.'s management. My responsibility is to express an opinion on Tellson Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Tellson Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Tellson Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Tellson Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Tellson Securities, Inc.'s auditor since 2018.

Tarzana, California
February 21, 2020

TELLSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets		
Cash	$	36,434
Prepaid Expenses		599
Deposits		3,200
Total assets	$	40,233
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts Payable	$	-
Accrued expenses		950
Total current liabilities		950
Stockholders' equity		
Common stock, par value $0.001, 10,000 shares authorized, 8,000 issued and outstanding		8
Additional paid-in capital		151,492
Retained earnings (deficit)		(112,217)
Total stockholders' equity		39,238
Total liabilities and stockholders' equity	$	40,233

See Accompanying Notes to the Financial Statements

TELLSON SECURITIES, INC.
STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2019

Revenues:		
Investment Banking Fees: M&A Advisory	$	396,955
Billable Expense Income		2,486
Interest Income		9
Total revenue		$399,450
Expense:		
Bank Charges		513
Commission and brokerage fee		125,810
Consulting Fees		30,625
Legal & professional		20,775
Regulatory fee		14,777
General office expense		108,474
Insurance		23,414
Travel & Entertainment		66,631
Other Expenses		862
Total expenses		391,883
Income (loss) from operation		$7,567
Income tax benefit (expense):		
State Taxes		(800)
Total income tax expense		(800)
Net income (loss)	$	6,767

See Accompanying Notes to the Financial Statements

TELLSON SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2019

	Common Stock				
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained earnings (Deficit)**	**Total**
Balance, December 31, 2018	6,000	$ 8	$ 151,492	$ (118,984)	$32,516
Net Income (loss)	-	-	-	$6,767	$6,767
Balance, December 31, 2019	6,000	$ 8	$ 151,492	$(112,217)	$ 39,283

See Accompanying Notes to the Financial Statements

TELLSON SECURITES
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2019

		2019
Operating activities		
Net income (loss)	$	6,767
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
		-
Change in working capital components:		
Accrued Expenses		950
Prepaid Expenses		(60)
Accounts Receivable		17
Net cash provided (used) by operating activities		907
Increase in cash and equivalents		7,674
Cash at 13/31/18		28,760
Cash at 12/31/19	$	36,434
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	1,646

See Accompanying Notes to the Financial Statements

TELLSON SECURITIES, INC.
Notes to Financial Statements
For the year ended December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tellson Securities Inc., (the "Company"), was formed in November 23, 2016, in the State of Delaware as a "C" corporation under the name 41 North Securities. The Company changed its name to Tellson Securities, Inc. on March 7, 2018. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC") as of November 16, 2017. The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income,
are components of comprehensive income.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees that are paid on a success basis are recognized in full on the completion of a project.

During the year ending on December 31, 2019, Nineteen clients accounted for 100 percent of the company's revenues.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The management has reviewed the results of operations for the period of time from its December 31, 2019 through February 21, 2020 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017 and 2018.

The Company, with the consent of its Stockholders, has elected to be an C Corporation and accordingly, is subject to tax on the Company's taxable income.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no levels to measure at December 31, 2019.

Note 2: <u>ASC 606 REVENUE RECOGNITION:</u>

Revenue

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company [Firm] generates its revenue. For more detailed information about reportable segments, see below

Investment Banking Fees; M&A Advisory: This includes revenue from both Private Placements and Mergers & Acquisitions services.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company [Firm] may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company [Firm] will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company [Firm] will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company [Firm] can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company [Firm] will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale).

This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: COMMITMENTS AND CONTINGENCIES:

The Company currently has a month to month lease on Office space located at 19800 MacArthur Boulevard Suite 650, Irvine California 92612. For the Twelve Months ending December 31, 2019 the Company had paid $58,822. This lease ends on September 30, 2020.

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company as their lease is on a month to month basis

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had net capital of $35,484, which was $30,484 in excess of its required net capital of the greater of $5,000 or 6.2/3% of Aggregate Indebtedness(which was $950 as of December 31, 2019); and the Company's ratio of aggregate indebtedness to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio allowed.

Assertions Regarding Exemption Provisions

Tellson Securities, Inc., a Delaware corporation (the "Company"), is responsible for compliance with annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby by makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from custody and reserve positions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

Andrew Boyd-Jones
President
Tellson Securities, Inc.

February 21, 2020

TELLSON SECURITIES
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2019

Computation of Net Capital under Rule 15c3-1 of the Exchange Commission:

Total Stockholders' equity from financial condition	$	39,283
Deduction and charges:		
Non-allowable fixed asset		-
Non-allowable other assets		3,799
Net capital before haircut charges		35,484
Haircut on securities:		
Marketable securities		-
Other		-
Net Capital	$	35,484
Aggregate Indebtedness:		
Accrued expenses	$	950
Payroll and payroll taxes payable		-
Total aggregate indebtedness	$	950
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Net capital		35,484
Excess net capital	$	30,484
Excess net capital at 1000%	$	25,984
Ratio: Aggregate indebtedness to net capital		.03:1

TELLSON SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements.

TELLSON SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

Tellson Securities, Inc. a Delaware Corporation ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

Tellson Securities, Inc.

By:

Andrew Boyd-Jones, President

February 21, 2020

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Tellson Securities, Inc.
Irvine, California

I have reviewed management's statements, included in the accompanying Tellson Securities, Inc. Exemption Report in which (1) Tellson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tellson Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Tellson Securities, Inc. stated that Tellson Securities, Inc. met the identified exemption provisions throughout the most recent auditing period dated November 16, 2017 thru December 31, 2018 without exception. Tellson Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Tellson Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2020